Filed pursuant to Rule 424(b)(3)
File No. 333-255877

PROSPECTUS SUPPLEMENT (To Prospectus dated June 7, 2021)	February 15, 2024

OFS Credit Company, Inc.
$130,000,000
Common Stock
This prospectus supplement supplements the prospectus dated June 7, 2021, as amended and supplemented to date (the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, Amendment No. 4 thereto, dated December 7, 2021, and Amendment No. 5 thereto, dated August 15, 2023, with Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING
From January 24, 2020 to February 14, 2024, we sold a total of 6,822,650 shares of common stock at a weighted average price of $10.59 per share under the Equity Distribution Agreement (the “At-the-Market Offering”). The net proceeds as a result of these sales of common stock were approximately $71.3 million after deducting commissions and fees.
Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market Offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million. Pursuant to Amendment No. 5 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $130.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date).

RECENT DEVELOPMENTS

January 2024 Financial Update
On February 15, 2024, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of January 31, 2024 is between $7.63 and $7.73. This estimate is not a comprehensive statement of our financial condition or results for the month ended January 31, 2024. This estimate did not undergo the Company’s typical quarter-end financial closing procedures. We advise you that the final determination of our NAV per share as of January 31, 2024, which will be reported in our monthly report on Form N-PORT, may differ from this estimate.
Our financial condition, including the fair value of our portfolio investments, and results of operations may be materially impacted after January 31, 2024 by circumstances and events that are not yet known. To the extent our portfolio investments are adversely impacted by elevated interest and inflation rates, the ongoing war between Russia and Ukraine, the escalated armed conflict in the Middle East, instability in the U.S. and international banking systems, the risk of recession or a shutdown of U.S. government services and related market volatility, or by other factors, we may experience a material adverse impact on our future net investment income, the underlying value of our investments, our financial condition and the financial condition of our portfolio investments.
The preliminary financial data included in this January 2024 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.
Declaration of Common and Preferred Stock Distributions
On February 1, 2024, our board of directors (the “Board”) declared monthly cash distributions for common stockholders for each of the three months in the quarter ending April 30, 2024. Our Board has also declared monthly cash distributions for our 6.125% Series C Term Preferred Stock, 6.00% Series D Term Preferred Stock and 5.25% Series E Term Preferred Stock through July 31, 2024.
Common Stock Distributions
On February 1, 2024, our Board declared the following distributions on common shares.

For the Month	Record Date	Payable Date	Cash Distribution Per Share
February 2024	February 19, 2024	February 29, 2024	$0.10
March 2024	March 19, 2024	March 29, 2024	$0.10
April 2024	April 19, 2024	April 30, 2024	$0.10

Preferred Stock Distributions
On February 1, 2024, our Board declared the following distributions on preferred shares.

Preferred Stock Series	For the Month	Record Date	Payable Date	Cash Distribution Per Share
6.125% Series C Term Preferred Stock	February 2024	February 19, 2024	February 29, 2024	$0.1276042
	March 2024	March 19, 2024	March 29, 2024	$0.1276042
	April 2024	April 19, 2024	April 30, 2024	$0.1276042
	May 2024	May 21, 2024	May 31, 2024	$0.1276042
	June 2024	June 18, 2024	June 28, 2024	$0.1276042
	July 2024	July 19, 2024	July 31, 2024	$0.1276042

6.00% Series D Term Preferred Stock	February 2024	February 19, 2024	February 29, 2024	$0.125
	March 2024	March 19, 2024	March 29, 2024	$0.125
	April 2024	April 19, 2024	April 30, 2024	$0.125
	May 2024	May 21, 2024	May 31, 2024	$0.125
	June 2024	June 18, 2024	June 28, 2024	$0.125
	July 2024	July 19, 2024	July 31, 2024	$0.125

5.25% Series E Term Preferred Stock	February 2024	February 19, 2024	February 29, 2024	$0.109375
	March 2024	March 19, 2024	March 29, 2024	$0.109375
	April 2024	April 19, 2024	April 30, 2024	$0.109375
	May 2024	May 21, 2024	May 31, 2024	$0.109375
	June 2024	June 18, 2024	June 28, 2024	$0.109375
	July 2024	July 19, 2024	July 31, 2024	$0.109375